

December 13, 2010

Jon Correio
Vice President, Finance and Administration
Electronic Systems Technology, Inc.
415 N. Quay St., Bldg B1
Kennewick, Washington 99336

> **Re: Electronic Systems Technology Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 000-27793**

Dear Mr. Correio:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 34

1.   In the second paragraph, you disclose that disclosure controls and procedures are not effective because of a material weakness.   In an amendment, please revise to provide a conclusion on the effectiveness of internal control over financial reporting as of December 31, 2009. In that regard, in light of the material

weakness, it appears that internal control over financial reporting would be "not effective." You may file an abbreviated amendment that includes a cover page, explanatory note, the full text of revised Item 9A, a signature page and the Sarbanes-Oxley Section 302 Certifications, including paragraphs 1, 2 4 and 5.

Changes in Internal Control over Financial Reporting

2.   You disclose that "Except as noted above, there have been no changes during the quarter ended December 31, 2009 in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting." However, we see no discussion of any actual changes in internal control over financial reporting under Item 9A. In the amendment, please describe any actual changes in internal control over financial reporting as required by Item 308T(b) of Regulation S-K and Exchange Act Rule 13a-15(d). Alternatively, please clarify the language provided under this caption.

Form 10-Q for the Quarter Ended September 30, 2010

Item 4T. Controls and Procedures, page 13

Changes in Internal Control over Financial Reporting, page 14

3.   We see the "except as noted above" language in the disclosure about changes in internal control over financial reporting during the quarter, while there is no disclosure about any actual changes in internal control over financial reporting. Please tell us whether there were, in fact, any changes in internal control of financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the September 2010 quarter. Also, respond respect to the March 2010 and June 2010 quarters where we see similar language. As appropriate, clarify the language in future quarterly reports to describe any actual changes in internal control over financial reporting.

Item 6. Exhibits 31.1 and 31.2, page 14

4.   We note that you omitted the language in paragraph 4(b) that refers to internal control over financial reporting in your certifications. The transition period for that omission expired effective with your initial management's annual report on internal control over financial reporting. Please file an abbreviated amendment of the filing that includes a cover page, explanatory note, signature page and Sarbanes-Oxley Section 302 Certifications, including paragraphs 1, 2, 4 and 5.

This comment also applies to your Forms 10-Q as of March 31, 2010 and June 30, 2010.

5.   We also note that the Sarbanes-Oxley Section 302 Certifications use superseded "small business issuer" language. In the abbreviated amendments, please ensure that the certifications are exactly as specified in Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief